Austin Legal Group, APC
Lawyers 3990 Old Town Ave, Ste A-112 San Diego, CA 92110

Licensed in California & Hawaii & Arizona Telephone (619) 924-9600

Facsimile (619) 881-0045	Writer’s Email: gaustin@austinlegalgroup.com

November 29, 2016

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Re:	Immune Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted October 14, 2016
File No. 333-214128

Ms. Hayes:

Please see below for responses to the Division’s letter dated November 22, 2016 regarding the above captioned matter. All questions have been addressed in an Amendment No. 2 to the Registration Statement on Form S-1, filed November 29, 2016 (“Amendment”) and/or as further herein detailed.

1.	We note your response to our prior comment 6. Please file a copy of the Smith Agreement as an exhibit to the registration statement. In the alternative, please provide your analysis supporting your determination that you are not substantially dependent on this agreement.

The Smith Agreement is included as an exhibit to the registration statement.

2.	We note your response to our prior comment 6 and your revised discussion of your licensing agreement with The Penn State Research Foundation. Please disclose the payment provisions applicable to this agreement, including:

●	Up-front or execution payments received or paid

●	Aggregate amounts paid or received to date under agreement

●	Aggregate future potential milestone payments to be paid or received

●	Royalty rates

●	Profit or revenue-sharing provisions

Please page 69 for additional information.

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Ms. Hayes

November 29, 2016

3.	We note the Form 8-K filed on November 15, 2016 that you completed a “recent capital raise” of $750,000 in which you issued a “straight, non-convertible debt instrument.” Please revise to include the disclosure required by Item 701 of Regulation S-K or tell us why such disclosure is not required.

Please page 118 for identification of the Note as a subsequent event.

4.	Please include a currently dated consent from your independent registered public accounting firm in the next amendment of the filing and prior to it becoming effective.

Please see attached exhibit.

Very truly yours,

AUSTIN LEGAL GROUP, APC

Gina M. Austin

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